A special meeting of the fund's shareholders was held on November 13, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Growth Strategies Fund to Fidelity Advisor Stock Selector Mid Cap Fund in exchange solely for shares of beneficial interest of Fidelity Advisor Stock Selector Mid Cap Fund and the assumption by Fidelity Advisor Stock Selector Mid Cap Fund of Fidelity Advisor Growth Strategies Fund's liabilities, in complete liquidation of Fidelity Advisor Growth Strategies Fund.

	# of Votes	% of Votes
Affirmative	21,322,419.41	89.486
Against	583,234.48	2.448
Abstain	1,922,133.10	8.066
TOTAL	23,827,786.99	100.000